Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2012

Monaco, August 21, 2012, GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2012.

Highlights

•	Continued strong fundamentals for the LNG industry.
•	For the second quarter, GasLog reports Adjusted EBITDA(1) of $8.4 million, Adjusted Profit(1) of $2.6 million and Loss of $3.6 million.
•	Adjusted earnings per share (“EPS”)(1) of $0.04 and loss per share of $(0.06) for the second quarter of 2012.
•	Operating performace in-line with management’s expectations and reflects full employment of the delivered fleet.
•	GasLog remains on track to pay a dividend of $0.11 per share in Q4 2012.
•	100% utilization of GasLog Savannah and GasLog Singapore during the second quarter of 2012.
•	The eight LNG newbuildings are on schedule and within budget.
•

Adjustments for the period include a $5.3 million non-cash loss on interest rate swaps, and $0.8 million foreign exchange differences that are mainly unrealized. These economic hedging transactions were done at levels better than long-term budget forecast.

•

GasLog continued its policy of reducing risk to its long-term business model. 62% of the floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.3% (including margin) as of June 30, 2012.

Chairman & CEO Statement

Mr. Peter G. Livanos, Chairman and Chief Executive Officer, stated “We are pleased to report our second quarter results including Adjusted EBITDA which is better than expected. We remain on track to pay a dividend of 11 cents per share in the fourth quarter. A non-cash loss from interest rate swaps, and unrealized foreign exchange differences has impacted our bottom line results. These non-cash items are a consequence of our continuing actions to eliminate risk from our business. Our all-in fixed interest expense remains significantly below our long-term budget.

The strong revenue reflects the continued 100% utilization of our existing fleet. Our construction program at Samsung Heavy Industries is on time and on budget, with the first ship currently undergoing outfitting for delivery in January 2013. We are optimistic about the prospects for our two open vessels as well as additional growth opportunities we see going forward from ongoing project developments and increasing demand for LNG. We believe that GasLog, with its technical platform and customer relations, is well placed to take advantage of the projected growth in the LNG trade. ”

Financial Summary

Revenues were $16.7 million (which eliminates $1.1 million of intercompany revenue) for the quarter ended June 30, 2012 ($16.5 million for the quarter ended June 30, 2011). The increase is mainly attributable to an increase in revenues in the vessel ownership segment, with GasLog’s existing fleet performing at 100% utilization.

Vessel operating and supervision costs were $3.2 million for the quarter ended June 30, 2012 ($3.1 million for the quarter ended June 30, 2011). The increase is mainly attributable to organizational growth in GasLog’s vessel management segment.

General and administrative expenses were $6.3 million for the quarter ended June 30, 2012 ($3.7 million for the quarter ended June 30, 2011). The increase is primarily attributable to increases in personnel expenses, directors’ fees, travel expenses, legal and professional expenses and foreign exchange rate movements, as well as equity-settled compensation expense related to the accelerated vesting of all remaining outstanding manager shares and subsidiary manager shares prior to and in connection with the initial public offering (“IPO”) and staff bonuses. This increase is generally in line with GasLog’s planned growth and the reporting and compliance requirements of being a public company.

Financial costs were $2.9 million for the quarter ended June 30, 2012 ($2.4 million for the quarter ended June 30, 2011). The increase is primarily a result of increased interest expense as a result of swapping floating rate interest for fixed rate interest in connection with the outstanding indebtedness related to the vessel GasLog Savannah.

Adjusted EBITDA was $8.4 million for the quarter ended June 30, 2012 ($10.0 million for the quarter ended June 30, 2011). The decrease in Adjusted EBITDA is mainly attributable to higher general and administrative expenses.

Adjusted Profit was $2.6 million for the quarter ended June 30, 2012 ($4.4 million for the quarter ended June 30, 2011). This is mainly attributable to higher general and administrative expenses. Loss for the period was $3.6 million for the quarter ended June 30, 2012 ($4.5 million Profit for the quarter ended June 30, 2011). This is mainly attributable to a $5.3 million non-cash loss on interest rate swaps during the quarter ended June 30, 2012, mainly resulting from mark-to-market valuations. Moreover, it takes into account a year-on-year increase of $2.6 million in general and administrative expenses.

Adjusted EPS was $0.04 for the quarter ended June 30, 2012 ($0.12 for the quarter ended June 30, 2011). EPS was $(0.06) for the quarter ended June 30, 2012 ($0.12 for the quarter ended June 30, 2011). The decrease in Adjusted EPS and EPS is mainly attributable to higher general and administrative expenses and, in the case of EPS, non-cash loss on interest rate swaps during the quarter ended June 30, 2012. Moreover, Adjusted EPS and EPS are significantly affected by the increase in the weighted average number of shares following the completion of the IPO and the concurrent private placement.

As GasLog stated in the final prospectus filed April 2, 2012 for its IPO, the ramp-up of general and administrative expenses is expected to exceed revenue growth in 2012, as GasLog’s newbuildings will only commence delivery in 2013. Accordingly, GasLog expects 2012 profit will be lower than in 2011.

For a detailed discussion of GasLog’s financial results for the quarter ended June 30, 2012, please refer to the Financial Report for the Three Months and Six Months Ended June 30, 2012, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q2 6-K”).

http://www.sec.gov/cgi-bin/browse-edgar?company=Gaslog&match=&CIK=&filenum=&State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany

Operating Results

The following table highlights certain financial information for GasLog’s two segments, the vessel ownership segment and the vessel management segment, for the quarters ended June 30, 2012 and 2011. A presentation of Unaudited Interim Financial Information is attached as Exhibit I.

In thousands of U.S. Dollars	Vessel Ownership Segment		Vessel Management Segment		Unallocated/Eliminations		Total

	Three Months Ended June 30,

	2011	2012	2011	2012	2011	2012	2011	2012

Revenue from external customers	$13,829	$13,994	$2,642	$2,713	—	—	$16,471	$16,707
Profit/(loss)	$5,884	$166	$571	$(326)	$(1,982)	$(3,392)	$4,474	$(3,552)
Adjusted Profit/(loss)	$5,857	$5,929	$571	$(326)	$(2,001)	$(2,988)	$4,427	$2,615
EBITDA(1)	$11,373	$6,166	$614	$(231)	$(1,965)	$(3,736)	$10,021	$2,199
Adjusted EBITDA	$11,346	$11,929	$614	$(231)	$(1,984)	$(3,331)	$9,975	$8,367
Earnings/(loss) per share (EPS) – basic and diluted							0.12	(0.06)
Adjusted EPS – basic and diluted							0.12	0.04

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitution for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $56 million for the full year 2012 to $210 million for the full year 2015, based on contracts in effect as of June 30, 2012 for the eight ships in GasLog’s owned fleet for which time charters have been secured, including contracts for six newbuildings that are scheduled to be delivered on various dates in 2013 and 2014. For further details please refer to the Q2 6-K.

Liquidity and Financing

As of June 30, 2012, GasLog had consolidated cash and cash equivalents of $90.9 million and short term investments in time deposits of $201.3 million.

As of June 30, 2012, GasLog had an aggregate of $269.4 million of indebtedness outstanding under two credit agreements, of which $25.3 million is repayable within one year.

GasLog’s current commitments for capital expenditures are related to the eight LNG carriers on order, which have a gross aggregate contract price of approximately $1.55 billion. As of June 30, 2012, the total remaining balance of the contract prices of the eight newbuildings on order was $1.4 billion, for which there are $1.13 billion of undrawn credit facilities in addition to the $292.2 million in cash, cash equivalents and short term investments as of June 30, 2012, which includes proceeds from GasLog’s IPO and concurrent private placement completed on April 4, 2012.

Interest Rate Swaps

As of June 30, 2012, GasLog has entered into fifteen interest rate swap agreements for a total notional amount of $868.5 million. This is in relation to the outstanding indebtedness of $269.4 million and the new loan agreements of $1.13 billion in the aggregate that will be drawn by GasLog through its subsidiaries upon delivery of the respective ships. In total 62.1% of GasLog’s expected floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.3% (including margin) as of June 30, 2012. During the second quarter of 2012, GasLog recognized a loss of $5.3 million on interest rate swaps, primarily attributable to a $4.1 million loss from the mark-to-market valuation of six interest rate swaps agreements signed in 2012 which do not qualify for hedge accounting and a $1.2 million loss recognized at the inception of three interest rate swaps signed in the second quarter of 2012 and designated as cash flow hedging instruments.

Business Update

As of June 30, 2012, the eight ships under construction at Samsung Heavy Industries were on schedule and within budget. Of these eight ships, two were launched during Q2 2012 and are on schedule for delivery during Q1 2013. In total, five of the eight ships have now progressed to steel cutting stage or beyond.

The two ships in the water in GasLog’s existing fleet, currently on multi-year charters to a subsidiary of BG Group plc, performed without any off-hire during the quarter ended June 30, 2012, thereby achieving full utilization for the period.

As of June 30, 2012, two of the newbuildings remain uncommitted and GasLog continues to hold options for two additional LNG carriers at Samsung Heavy Industries.

LNG Industry Update

GasLog believes the current supply and demand dynamics of the LNG industry are positive for LNG shipping. There continues to be progress on new production projects, and recent announcements in the LNG industry regarding new LNG production projects are expected to create increased requirements for LNG carriers.

Notable events in the second quarter of 2012 include Malaysia’s Petronas announcing the contracting of a floating LNG production unit for 2015 delivery, and in Australia, the Pluto LNG project commenced LNG production. The addition of US exports and the potential for East African LNG development would support further strong demand for LNG carriers.

The spot market for LNG shipping remains firm on a historical basis, and we expect this firmness to be reflected in the longer-term charter market.

GasLog believes the robust development of new LNG supply projects and growing global demand for natural gas is likely to drive the need for more LNG carriers. LNG project developers are typically large multinational oil and gas companies with exacting standards for safety and reliability. GasLog believes first class charterers will continue to engage experienced LNG shipowners to provide high quality LNG carriers for multi-year charter requirements.

Outlook

GasLog believes the strong fundamentals of the LNG industry will provide significant growth opportunities for GasLog’s high quality LNG shipping operations. Focus in the near term will be on delivering the growth of the business, through the on-time delivery of the newbuilding fleet while ensuring full utilization of the existing ships. GasLog expects that its strategy of leveraging its established platform and customer relationships will aid in qualification for charter possibilities for the two uncommitted newbuildings and the options it holds for two additional newbuildings. GasLog’s experience and track record may also allow GasLog to explore possibilities for industry consolidation of new entrants and to be flexible to adjust to market developments.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Tuesday, August 21, 2012 to discuss the second quarter 2012 results. The dial-in number is 1-646-254-3360 (New York, NY) and +44 (0)203 140 8286 (London, UK), passcode is 8255427. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on August 21, 2012 until 12:30 p.m. Eastern Time on Wednesday August 29, 2012 (5:30 p.m. London Time). The replay dial-in number is 1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 8255427.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 10 wholly-owned LNG carriers, including two ships delivered in 2010 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Prospectus filed April 2, 2012. Copies of this Prospectus, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:
Henrik Bjerregaard (CFO, GasLog, Monaco)
Phone: +377 9797 5119
Thor Knappe (GasLog, Monaco)
Phone: +377 9797 5117
Phone: +1 203-428-3231 (Jeff Grossman, Solebury Communications, NYC)
Email: ir@gaslogltd.com

EXHIBIT I – Unaudited Interim Financial Information
Unaudited condensed consolidated statements of financial position
As of December 31, 2011 and June 30, 2012
(All amounts expressed in U.S. Dollars)

	December 31, 2011	June 30, 2012

Assets
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,528,087	7,286,102
Deferred financing costs	14,289,327	19,538,150
Other non-current assets	871,769	1,384,900
Tangible fixed assets	438,902,029	433,354,672
Vessels under construction	109,069,864	147,588,578

Total non-current assets	579,172,216	618,663,542

Current assets
Trade and other receivables	2,682,820	2,250,213
Dividends receivable and due from related parties	1,273,796	154,275
Inventories	425,266	496,086
Prepayments and other current assets	3,365,697	515,200
Short term investments	—	201,330,241
Cash and cash equivalents	20,092,909	90,856,437

Total current assets	27,840,488	295,602,452

Total assets	607,012,704	914,265,994

Equity and liabilities
Equity
Share capital	391,015	628,632
Contributed surplus	300,715,852	628,918,944
Reserves	1,744,417	(5,054,215)
Accumulated deficit	(12,437,763)	(13,818,826)

Equity attributable to owners of the Group	290,413,521	610,674,535

Current liabilities
Trade accounts payable	1,704,915	1,774,658
Ship management creditors	1,102,272	15,910
Amounts due to related parties	114,069	5,245
Derivative financial instruments	3,451,080	4,339,773
Other payables and accruals	18,541,023	6,986,205
Loans—current portion	24,276,813	24,579,822

Total current liabilities	49,190,172	37,701,613

Non-current liabilities
Derivative financial instruments	5,101,234	19,425,191
Loans—non-current portion	256,788,206	243,129,658
Other non-current liabilities	5,519,571	3,334,997

Total non-current liabilities	267,409,011	265,889,846

Total equity and liabilities	607,012,704	914,265,994

Unaudited condensed consolidated statements of income
For the three months and six months ended June 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012

Revenues	16,470,838	16,707,015	32,756,533	33,309,402
Vessel operating and supervision costs	(3,065,671)	(3,225,029)	(6,111,955)	(6,713,217)
Depreciation of fixed assets	(3,203,330)	(3,249,623)	(6,405,780)	(6,484,831)
General and administrative expenses	(3,733,605)	(6,309,078)	(6,754,469)	(11,493,845)

Profit from operations	6,468,232	3,923,285	13,484,329	8,617,509

Financial costs	(2,350,280)	(2,945,650)	(4,685,500)	(5,954,080)
Financial income	5,802	443,859	28,905	443,859
Loss on interest rate swaps, net	—	(5,348,349)	—	(5,246,366)
Share of profit of associate	349,888	374,728	657,349	758,015

Total other expense	(1,994,590)	(7,475,412)	(3,999,246)	(9,998,572)

Profit/(loss) for the period	4,473,642	(3,552,127)	9,485,083	(1,381,063)

Attributable to:
Owners of the Group	4,652,132	(3,552,127)	9,802,056	(1,381,063)
Non-controlling interest	(178,490)	—	(316,973)	—

	4,473,642	(3,552,127)	9,485,083	(1,381,063)

Earnings/(loss) per share – basic and diluted	0.12	(0.06)	0.25	(0.03)

Unaudited condensed consolidated statements of cash flow
For the six months ended June 30, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	For the six months ended
	June 30, 2011	June 30, 2012

Cash flows from operating activities:
Profit/(loss) for the period	9,485,083	(1,381,063)
Adjustments for:
Depreciation of fixed assets	6,405,780	6,484,831
Share of profit of associate	(657,349)	(758,015)
Financial income	(28,905)	(443,859)
Financial costs	4,685,500	5,954,080
Unrealized exchange differences on cash and cash equivalents and short term investments	—	823,587
Loss on interest rate swaps, net	—	5,246,366
Non-cash employee benefits	1,789,842	3,481,090

	21,679,951	19,407,017
Movements in working capital	(8,024,674)	(5,170,631)

Cash provided by operations	13,655,277	14,236,386
Interest paid	(4,350,905)	(5,739,386)

Net cash from operating activities	9,304,372	8,497,000

Cash flows from investing activities:
Dividends received from associate	786,787	950,000
Return of investment from associate	500,000	—
Payments for tangible fixed assets and vessels under construction	(18,843,538)	(41,106,316)
Increase in short term investments	—	(201,562,992)
Financial income received	28,905	99,332

Net cash used in investing activities	(17,527,846)	(241,619,976)

Cash flows from financing activities:
Bank loan repayment	(16,079,229)	(13,678,893)
Payment of loan issuance costs	—	(11,396,867)
Proceeds from sale of common shares (net of expenses)	—	310,890,165
Dividend paid	(772,000)	—
Capital contributions	11,951,000	18,662,935

Net cash (used in)/from financing activities	(4,900,229)	304,477,340

Effects of exchange rate changes on cash and cash equivalents	—	(590,836)

(Decrease)/increase in cash and cash equivalents	(13,123,703)	70,763,528
Cash and cash equivalents, beginning of the period	23,270,100	20,092,909

Cash and cash equivalents, end of the period	10,146,397	90,856,437

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before loss on interest rate swaps and foreign exchange differences. Adjusted Profit/(loss) and Adjusted EPS represent earnings and earnings per share, respectively, before loss on interest rate swaps and foreign exchange differences. EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization and, and in the case of Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, loss on interest rate swaps and foreign exchange differences, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit/(loss) and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(loss) for the three month periods ended:
(All amounts expressed in U.S. Dollars)

	June 30, 2012

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	166,116	(326,326)	(3,391,917)	(3,552,127)
Depreciation of fixed assets	3,135,874	80,387	33,362	3,249,623
Financial costs	2,926,744	14,658	4,248	2,945,650
Financial income	(62,573)	(6)	(381,280)	(443,859)

EBITDA	6,166,161	(231,287)	(3,735,587)	2,199,287

Loss on interest rate swaps, net	5,348,349	—	—	5,348,349
Foreign exchange differences	414,969	—	404,188	819,157

Adjusted EBITDA	11,929,479	(231,287)	(3,331,399)	8,366,793

	June 30, 2011

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	5,884,118	571,454	(1,981,930)	4,473,642
Depreciation of fixed assets	3,153,104	35,500	14,726	3,203,330
Financial costs	2,339,567	8,670	2,043	2,350,280
Financial income	(3,927)	(1,875)	—	(5,802)

EBITDA	11,372,862	613,749	(1,965,161)	10,021,450

Foreign exchange differences	(26,984)	—	(19,275)	(46,259)

Adjusted EBITDA	11,345,878	613,749	(1,984,436)	9,975,191

Reconciliation of Adjusted Profit/(loss) to Profit/(loss) for the three month periods ended:
(All amounts expressed in U.S. Dollars)

	June 30, 2012

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	166,116	(326,326)	(3,391,917)	(3,552,127)
Loss on interest rate swaps, net	5,348,349	—	—	5,348,349
Foreign exchange differences	414,969	—	404,188	819,157

Adjusted Profit/(loss) attributable to owners of the Group	5,929,434	(326,326)	(2,987,729)	2,615,379

	June 30, 2011

	Vessel Ownership Segment	Vessel Management segment	Unallocated/ Eliminations	Total

Profit/(loss) for the period	5,884,118	571,454	(1,981,930)	4,473,642
Foreign exchange differences	(26,984)	—	(19,275)	(46,259)

Adjusted Profit/(loss)	5,857,134	571,454	(2,001,205)	4,427,383
Non-controlling interest	178,490	—	—	178,490

Adjusted Profit/(loss) attributable to owners of the Group	6,035,624	571,454	(2,001,205)	4,605,873

Reconciliation of Adjusted Earnings Per Share (EPS) to Earnings/(loss) per Share (EPS) for the three month periods ended:
(All amounts expressed in U.S. Dollars)

	June 30, 2011	June 30, 2012

Profit/(loss) for the period attributable to owners of the Group	4,652,132	(3,552,127)
Earnings/(loss) allocated to manager shares and subsidiary manager shares	404,736	(5,578)

Earnings/(loss) attributable to the owners of common shares used in the calculation of basic EPS	4,247,396	(3,546,549)
Weighted average number of shares outstanding	35,700,000	61,721,614

EPS	0.12	(0.06)

Adjusted profit for the period attributable to owners of the Group	4,605,873	2,615,379
Adjusted earnings allocated to manager shares and subsidiary manager shares	400,712	4,107

Adjusted earnings attributable to the owners of common shares used in the calculation of basic EPS	4,205,161	2,611,272
Weighted average number of shares outstanding	35,700,000	61,721,614

Adjusted EPS	0.12	0.04